UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170148

DIVISION OF
CORPORATION FINANCE

February 14, 2017

M. Yun Huh
Tesla Motors, Inc.
yhuh@tesla.com

Re: Tesla Motors, Inc.
Incoming letter dated January 30, 2017

Dear Mr. Huh:

This is in response to your letter dated January 30, 2017 concerning the shareholder proposal submitted to Tesla by James McRitchie. We also have received letters on the proponent's behalf dated February 1, 2017 and February 5, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 14, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Tesla Motors, Inc.
Incoming letter dated January 30, 2017

The proposal asks the company to take the steps necessary to reorganize the board into one class, with each director subject to election each year.

There appears to be some basis for your view that Tesla may exclude the proposal under rule 14a-8(i)(11). We note your representation that the proposal is substantially duplicative of a previously submitted proposal that will be included in Tesla's 2017 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Tesla omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 5, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Tesla Motors Inc (TSLA)
Elect Each Director Annually
James McRtichie

Ladies and Gentlemen:

This is in regard to the January 30, 2017 no-action request.

The company argument is like saying the company only timed one sprinter so the company can pick the winner.

The company failed to produce any precedent that the date on a letter was conclusive as to the date of receipt.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: James McRtichie

Yun Huh <yhuh@tesla.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 1, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Tesla Motors Inc (TSLA)
Elect Each Director Annually
James McRtichie

Ladies and Gentlemen:

This is in regard to the January 30, 2017 no-action request.

The company claims that one proposal was received first.

However the company produces no evidence on its receipt of one of the proposals.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: James McRtichie

Yun Huh <yhuh@tesla.com>

January 30, 2017

VIA E-MAIL (*shareholderproposals@sec.gov*)

U.S. SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
100 F STREET, N.E.
WASHINGTON, D.C. 20549

RE: Tesla Motors, Inc.
Omission of Shareholder Proposal of James McRitchie

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, Tesla Motors, Inc., a Delaware corporation ("Tesla"), requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Tesla's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by James McRitchie ("Mr. McRitchie"), with John Chevedden ("Mr. Chevedden") authorized to act as Mr. McRitchie's proxy (Mr. McRitchie and Mr. Chevedden are referred to collectively as the "Proponent"), from the proxy materials to be distributed by Tesla in connection with its 2017 annual meeting of shareholders (the "2017 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Tesla's intent to omit the Proposal from the 2017 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to Tesla.

I. The Proposal

The text of the resolution contained in the Proposal is copied below:

> RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class, with each director subject to election each year. Although our company can adopt this proposal topic in one-year, and many investors would favor a one-year implementation, this proposal requests the change to phase it in over three years.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur with Tesla's view that it may exclude the Proposal from the 2017 proxy materials pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates a shareholder proposal previously submitted to Tesla that Tesla intends to include in the 2017 proxy materials.

III. Background

On December 7, 2016, Tesla received, via email from the Proponent, the Proposal dated as of December 5, 2016. The Proposal was accompanied by a cover letter from the Proponent, dated as of December 5, 2016. Separately, on December 20, 2016, Tesla received, via email from the Proponent, a letter from TD Ameritrade (the "Broker Letter"), dated as of December 17, 2016, verifying Mr. McRitchie's stock ownership. Copies of the Proposal, cover letter and the Broker Letter are attached hereto as Exhibit A.

IV. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal Previously Submitted to Tesla That Tesla Intends to Include in its 2017 Proxy Materials.

Under Rule 14a-8(i)(11), a company may exclude a shareholder proposal if it substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting. The Commission has stated that the purpose of Rule 14a-8(i)(11) is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other. See Exchange Act Release No. 12999 (Nov. 22, 1976).

The Proposal substantially duplicates the proposal previously submitted by the Connecticut Retirement Plans and Trust Funds on November 30, 2016 (the "CRPTF Proposal"), which was received on or before December 5, 2016. Tesla intends to include the CRPTF Proposal, a copy of which is attached hereto as Exhibit B, in the 2017 proxy materials.

The text of the resolution contained in the CRPTF Proposal is copied below:

> RESOLVED, that shareholders of Tesla Motors, Inc. ("Tesla") urge the board of directors to take the necessary steps (excluding those steps that must be taken by shareholders) to eliminate the classification of Tesla's board and to require that all directors stand for election annually. The declassification should be completed in a manner that does not affect the unexpired terms of directors.

The substance of the Proposal and the CRPTF Proposal is virtually identical. The CRPTF Proposal requests that the Board of Directors "take the necessary steps... to eliminate the classification of Tesla's board and to require that all directors stand for election annually"; the Proposal requests that the Company "take the steps necessary to reorganize the Board of Directors into one class, with each director subject to election each year." The Staff consistently has taken the position in various letters that shareholder proposals, even proposals that are less similar to one another than the Proposal and the CRPTF Proposal, are substantially duplicative under Rule 14a-8(i)(11) if the core issues and principles addressed are substantially the same even if they differ in terms or breadth. *See Ford Motor Co.* (Feb. 15, 2011); *Wells Fargo & Co.* (Jan. 7, 2009); *General Motors Corp.* (Apr. 5, 2007); *Weyerhaeuser Co.* (Jan. 18, 2006); *Abbott Laboratories* (Feb. 4, 2004). Given the proposals' similarity, Tesla believes the proposals are substantially duplicative of one another and thus may be properly excluded under Rule 14a-8(i)(11). *See Comcast Corp.* (Feb. 22, 2013); *Bristol-Meyers Squibb Co.* (Mar. 5, 2003).

VII. Conclusion

For the reasons stated above, we respectfully request that the Staff concur in Tesla's opinion that the Proposal may be properly excluded from the 2017 proxy materials under Rule 14a-8(i)(11) because it substantially duplicates the CRPTF Proposal.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at 510-946-4175 or email me at yhuh@tesla.com.

Sincerely,

M. Yun Huh
Managing Counsel

Enclosures

Cc: Todd Maron, Tesla Motors, Inc.
Phil Rothenberg, Tesla Motors, Inc.
Samir Najam, Tesla Motors, Inc.
Augustin Joo, Tesla Motors, Inc.
John Chevedden

Exhibit A

Copy of the Proposal and Related Correspondence

From: ***FISMA & OMB Memorandum M-07-16***
To: Philip Rothenberg (Tesla)
Cc: Yun Huh (Tesla)
Subject: Rule 14a-8 Proposal (TSLA)``
Date: Wednesday, December 07, 2016 11:26:46 AM
Attachments: CCE07122016_9.pdf

Mr. Rothenberg,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

FISMA & OMB Memorandum M-07-16

Corporate Secretary
c/o Mr. Philip Rothenberg
Associate General Counsel
Tesla Motors Inc (TSLA)
3500 Deer Creek Road
Palo Alto, CA 94304
PH: 650-681-5000
FX: 650-681-5200
PRothenberg@teslamotors.com

Dear Corporate Secretary,

I am pleased to be a shareholder in Tesla Motors Inc (TSLA) and appreciate the leadership our company has shown in many areas. I also appreciate the Board's decision last year to move ahead in corporate governance by adopting a majority vote standard for uncontested director elections. However, Tesla still lags in several areas of corporate governance, such as no right of shareholders to call a special meeting, no proxy access rights, supermajority provisions, and a classified board. Reform in these areas could unlock additional unrealized potential.

I am submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year and I pledge to continue to hold the required amount of stock until after the date of the next shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that I am delegating John Chevedden to act as my agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Sincerely,

J. McRitchie

James McRitchie

December 5, 2016

Date

cc: John Chevedden

[TSLA – Rule 14a-8 Proposal, December 5, 2016]
Proposal [4*] – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class, with each director subject to election each year. Although our company can adopt this proposal topic in one-year, and many investors would favor a one-year implementation, this proposal requests the change to phase in over three years.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director, shareholders have far less control over who represents them."

According to FactSet Research Systems, more than 89% of the S&P 500 have declassified their boards, electing all directors annually. Declassified boards are widely accepted as a corporate governance 'best practice.' Annual election of each director could make our directors more accountable, thereby contributing to improved performance and increased company value.

This proposal may get strong support at our 2017 annual meeting. In 2015, shareholders at Anthem (ANTM) gave a similar proposal 72% support and shareholders at PACCAR (PCAR). Voted 55% support.

Enhance shareholder value. Vote to Elect Each Director Annually – Proposal [4*]

Notes:

James McRitchie, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note the title of the proposal is part of the proposal. The title is intended for publication. The first line in brackets is not part of the proposal.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14 B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false of misleading may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005)

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting.

From:	***FISMA & OMB Memorandum M-07-16***
To:	Philip Rothenberg (Tesla)
Cc:	Yun Huh (Tesla)
Subject:	Rule 14a-8 Proposal (TSLA) blb
Date:	Tuesday, December 20, 2016 1:43:24 PM
Attachments:	CCE20122016_5.pdf

Mr. Rothenberg,
Please see the attached broker letter.
Sincerely,
John Chevedden

TD Ameritrade

12/17/2016

James Mcritchie

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16***

Dear James Mcritchie,

Thank you for allowing me to assist you today. Pursuant to your request, this is to confirm that as of December 17, 2016, James McRitchie held, and has held continuously for at least thirteen months, 125 shares of Tesla Motors (TSLA) common stock in his account ending in ***FISMA & OMB Memorandum M-07-16*** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Cole Ingram
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

Exhibit B

Copy of the CRPTF Proposal and Related Correspondence

State of Connecticut

DENISE L. NAPPIER
TREASURER

Hartford

November 30, 2016

Mr. Todd Maron
Corporate Secretary
Tesla Motors
3500 Deer Creek Road
Palo Alto, CA 94304

Dear Mr. Maron,

Submitted herewith is a shareholder resolution on behalf of Connecticut Retirement Plans and Trust Funds ("CRPTF") for consideration and action by shareholders at the next annual meeting of Tesla Motors.

As the principal fiduciary of the CRPTF, I hereby certify that the CRPTF has held the mandatory minimum number of Tesla Motors shares for the past year. Furthermore, as of November 28, 2016, the CRPTF held 45,567 shares of Tesla Motors stock valued at approximately $8,936,600. The CRPTF will continue to hold the requisite number of shares of Tesla Motors through the date of the 2017 annual meeting.

If you have any questions or comments concerning this resolution, please contact Mary Phil Guinan, Assistant Treasurer for Policy, at 860-702-3163 or MP.Guinan@ct.gov.

Sincerely,

Denise L. Nappier
State Treasurer

Resolved, that shareholders of Tesla Motors, Inc. ("Tesla") urge the board of directors to take the necessary steps (excluding those steps that must be taken by shareholders) to eliminate the classification of Tesla's board and to require that all directors stand for election annually. The declassification should be completed in a manner that does not affect the unexpired terms of directors.

Supporting Statement

We believe the election of directors is the most powerful way shareholders influence Tesla's strategic direction. Currently, the board is divided into three classes and each class serves staggered three-year terms. Because of this structure, shareholders may only vote on roughly one-third of the directors each year.

The staggered term structure of Telsa's board is not in the best interest of shareholders because it reduces accountability and is an unnecessary anti-takeover device. Shareholders should have the opportunity to vote on the performance of the entire Board of Directors each year. Such annual accountability serves to keep directors closely focused on the performance of top executives and on increasing shareholder value.

Academic studies provide evidence that classified boards harm shareholders. A 2004 Harvard study by Lucian Bebchuk and Alma Cohen found that staggered boards are associated with a lower firm value (as measured by Tobin's Q) and found evidence that staggered boards may contribute to, not merely reflect, that lower value.

Many shareholders appear to agree with these concerns. From 2012 through 2016, proposals to declassify the board were supported by, on average, between 77 and 81% of shares voted. (Georgeson, 2016 Annual Corporate Governance Review at page 23 (http://www.computershare-na.com/sharedweb/georgeson/acgr/acgr2016.pdf)) During the same period, management at 205 companies sought shareholder approval for proposals to declassify their boards. (Id. at page 54.)

Fostering greater accountability to shareholders is particularly important at Tesla in light of the conflicts of interest we believe plague Tesla's board. Tesla founder and CEO Elon Musk also serves as Tesla's board chair. The lead independent director of Tesla's board, Antonio Gracias, serves on the board of SpaceX, also led by Musk, and served on the board of SolarCity, another Musk-founded firm that was recently acquired by Tesla. (See Tesla 2016 Proxy Statement, at page 10) Gracias is the CEO and majority owner of a limited partnership in which both Musk and his brother are limited partners. (Id. at page 17) In our view, these relationships call into question Gracias' ability to effectively lead the board in its monitoring responsibilities, including its oversight of Musk.

We urge shareholders to support this proposal.